ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

[redacted]orporated in Western Australia

04030696

June 9, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2004 JUN 14 P 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

6/15

Lodgement with Australian Stock Exchange:
9 June 2004 – (ASX Announcement & Media Release – Placement Prospectus Oversubscribed)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

9 June 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

PLACEMENT PROSPECTUS OVERSUBSCRIBED

The Company is pleased to advise that the placement prospectus dated 25 May 2004 has been oversubscribed following strong support from existing shareholders.

Whilst shareholders are being given priority under the terms of the prospectus, some scaling back of applications will be necessary. Securities will be allotted and holding statements mailed to successful applicants in due course. All enquiries concerning statements should be directed to Advanced Share Registry Services.

Participation by directors in the issue on the same terms offered under the prospectus is subject to a meeting of shareholders called for 30 June 2004.

Commenting on the placement, the Chairman, Michael Evans said:

> *"It was pleasing to see the placement filled in such a short time thanks to the excellent response from our shareholders. We now look forward with optimism to the spudding of the Muggles well by Apache Energy, offshore Western Australia, commencing about 23 June 2004, to be followed shortly thereafter by the Lake Long Deep well in the intra-coastal waters of the US gulf coast. Success on either front would be very significant to the company, particularly in the current energy pricing regime."*

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au

Or visit FAR's website: www.farnl.com.au